Exhibit 99.1

Empro Group Inc. Announces Receipt of Delinquency Notification from Nasdaq

Selangor, Malaysia – May 22, 2026 – Empro Group Inc. (Nasdaq: EMPG) (“Empro Group” or the “Company”), a rising beauty and personal care brand headquartered in Malaysia, today announced that on May 19, 2026 it received a notice from The Nasdaq Stock Market stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because the Company has not yet filed its annual report on Form 20-F for the fiscal year ended December 31, 2025.

Under Nasdaq rules, the Company has 60 calendar days to submit a plan to regain compliance and, if such plan is accepted by Nasdaq, an exception of up to 180 calendar days from the original filing’s due date may be granted, or until November 11, 2026, to regain compliance. If the plan to regain compliance is not accepted, the Company will have the opportunity to appeal that decision to a Hearings Panel.

The Company is currently working with its accounting, audit and legal professionals to prepare the Company’s Form 20-F for the fiscal year ended December 31, 2025, as well as to prepare and submit a compliance plan to Nasdaq. Trading of the Company’s ordinary shares on Nasdaq, which has been suspended since October 9, 2025, is not currently affected by this notice.

About Empro Group Inc.

Empro Group Inc. is a rising beauty and personal care brand headquartered in Malaysia. Evolving from its origins in Malaysia’s eyebrow embroidery space, Empro Group has grown into a trusted name across three core pillars: cosmetics, skincare, and healthcare. With a growing presence across Southeast Asia and Europe, Empro Group Inc. remains dedicated to offering accessible, quality self-care solutions while staying true to its humble beginnings. For more information please visit: https://www.empro.my/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks, including, without limitation, those risk factors that are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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Investor Relations

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